UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 23, 2015

Gramercy Property Trust Inc.

(Exact name of registrant as specified in its charter)

MARYLAND	001-32248	06-1722127
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

521 5th Avenue, 30th Floor
New York, New York 10175

(Address of principal executive offices)

(212) 297-1000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒              Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                   Other Events.

As previously announced, on July 1, 2015, Gramercy Property Trust Inc., a Maryland corporation (the “Company” or “Gramercy”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chambers Street Properties, a Maryland real estate investment trust (“Chambers Street”), and Columbus Merger Sub, LLC, a Maryland limited liability company and indirect wholly owned subsidiary of the Company (“Merger Sub” and together with the Company, the “Company Parties”), pursuant to which Gramercy is expected to be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity of the Merger. The Merger Agreement was previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 1, 2015.

On November 23, 2015, Chambers, Merger Sub and Gramercy entered into the First Amendment (“Amendment No. 1”) to the Merger Agreement. Amendment No. 1 removes the requirement that, at the closing of the transaction, the Fourth Amended and Restated Bylaws of the Company be amended to require the approval of 70% of the disinterested trustees on the Chambers Board of Trustees to non-nominate or remove Mr. Charles Black from the position of Non-Executive Chairman prior to the second anniversary of the closing date.  This amendment was made at Mr. Black’s request.

In addition, Amendment No. 1 extends the period in which the Chambers and Gramercy are required to pay their respective pre-closing stub dividends.  Although the record date for those dividends continues to be the business day prior to the closing date for the Merger, the revised deadline for the payment date for those dividends is no later than the close of business on the tenth business day following the closing date.

Other than as expressly modified by Amendment No. 1, the Merger Agreement remains in full force and effect as originally executed on July 1, 2015.

The foregoing description of the Merger Agreement and Amendment No. 1 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and Amendment No. 1, which are filed as Exhibits 2.1 and 2.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this communication, Chambers Street has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a definitive joint proxy statement of Chambers Street and Gramercy that also constitutes a definitive prospectus of Chambers Street. Chambers Street and Gramercy have mailed the definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Chambers Street or Gramercy may file with the SEC and send to Chambers Street’s and/or Gramercy’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHAMBERS STREET AND GRAMERCY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed by Chambers Street and Gramercy with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Gramercy with the SEC will be available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed by Chambers Street with the SEC will be available free of charge on Chambers Street’s website at www.chambersstreet.com or by contacting Chambers Street’s Investor Relations Department at 609-806-2682.

Chambers Street and Gramercy and their respective trustees/directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015 and other filings filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the proxy statement that has been filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Chambers Street and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.

Item 9.01                                           Financial Statements and Exhibits.

(d)                                 Exhibits

Exhibit No.	Description

2.1

Agreement and Plan of Merger, dated as of July 1, 2015, by and among Chambers Street Properties, Gramercy Property Trust Inc. and Columbus Merger Sub, LLC (Previously filed as Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-32248) filed July 1, 2015 and incorporated herein by reference)

2.2	First Amendment to Agreement and Plan of Merger, dated as of November 23, 2015, by and among Chambers Street Properties, Gramercy Property Trust Inc. and Columbus Merger Sub, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAMERCY PROPERTY TRUST INC.

Date: November 23, 2015	By:	/s/ Jon W. Clark
		Name:	Jon W. Clark
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1

Agreement and Plan of Merger, dated as of July 1, 2015, by and among Chambers Street Properties, Gramercy Property Trust Inc. and Columbus Merger Sub, LLC (Previously filed as Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-32248) filed July 1, 2015 and incorporated herein by reference)

2.2	First Amendment to Agreement and Plan of Merger, dated as of November 23, 2015, by and among Chambers Street Properties, Gramercy Property Trust Inc. and Columbus Merger Sub, LLC